April 28, 2023

VIA EDGAR and E-MAIL

ATTN: Jaea Hahn, Senior Counsel

Division of Investment Management Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE Washington, DC 20549

Re: Gainbridge Life Insurance Company Registration Statement on Form S-1 File No. 333-266211

Dear Ms. Hahn:

This letter, which we have filed as Correspondence, responds to comments you or Harry Eisenstein, Senior Special Counsel, conveyed to Dodie C. Kent, Partner, Eversheds Sutherland (US) LLP verbally within the recent weeks with regard to the above-referenced Registration Statement on Form S-1.

Along with this letter, I have included a revised prospectus reflecting the Company’s revisions in response to the Staff comments, updates to disclosure since February 1, 2023, and the insertion of certain Company and financial information. A courtesy blackline reflecting the changes in the attached prospectus from the prospectus in the February 1, 2023 Correspondence filing will be provided to the Staff. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

Comment 1 (Cover Pages): The fourth paragraph on the second page of the Cover pages states:

The Contract is a complex insurance and investment vehicle designed for long-term investment purposes, and it is not suitable for all investors. It is not intended for someone …. Sales of the Contract are direct through the Gainbridge website are made without a recommendation ….

This paragraph repeats a lot of the information in the second paragraph of the first page of the Cover page. Please consider the combination of the two paragraphs into a paragraph on the Cover page. The same sentence should be bolded to highlight that no recommendation is being made and suitability requirements and best interest obligations will not apply to the Company and Alden.

Response: The Company has deleted the fourth paragraph on the second page of the Cover pages. In addition, we have revised the second and third paragraphs as follows:

The Contract is a complex insurance and investment vehicle designed for long-term investment purposes, and it is not suitable for all investors. It is not intended for someone who needs ready access to cash or who is seeking complete protection from downside risk. The Contract may not be a good fit for your individual circumstances. Before you invest, you should carefully read this Prospectus and consult with a third-party financial professional about whether the Contract’s features, benefits, risks, and fees are appropriate for you based on your financial situation and objectives. The Contract is available only for direct purchases, and all purchases must be made online at www.gainbridge.io.

All purchases are made without a recommendation by the Company, Gainbridge Insurance Agency, LLC (“Gainbridge Insurance Agency”), J Alden Associates, Inc. (“Alden Associates”), or any other third-party sales organization and are not subject to state or federal suitability requirements or best interest obligations. Please see the “Self-Directed Purchase Risk” in the “Contract Risk Factors” section. Before you invest, you should carefully read this Prospectus and consult with a third-party financial professional about whether the Contract’s features, benefits, risks, and fees are appropriate for you based on your financial situation and objectives. See also the “Other Information – Distribution” section.”

Comment 2: Under the section “Can I reallocate my Indexed Strategy Value at the end of an Indexed Strategy Term to a different Strategy? Can I stay in the same Strategy?”, consider shortening and using plain English to explain how an investor may reallocates their investment.

Response: The Company has edited the section title and shortened the disclosure as follows:

Can I reallocate my Indexed Strategy Value to a different Strategy or do I have to stay in the same Strategy?

Yes, investors may reallocate Contract Value at the end of any Indexed Strategy Term among the available Strategies. And, you may remain in the same Strategy if it is available. Strategies are offered every quarter for new Purchase Payments and reallocations of Contract Value at the end of a Term among available Strategies.

Prior to the end of each Indexed Strategy Term in which you are invested, we will provide you with a reallocation notice showing the current Fixed Interest Rate and available Indexed Strategies for the next Indexed Strategy Term. To reallocate your Contract Value, you must provide us your new allocation instructions at least 10 days prior to the end of each Indexed Strategy Term. You may submit your instructions by Written Request on our form or by other means acceptable to us, which may include by telephone or by electronic submission as we may specify on the reallocation notice.

For more information, see the “Allocation and Reallocation of Purchase Payments and Contract Value” section.

I hope that our responses and associated revisions address the Staff’s comments. The Company plans to file a Pre-Effective Amendment No. 1 on May 4, 2023, to include the audited SAP financial statements (The Company received Rule 3-13 permission today, April 28, 2023, to use SAP financial statements), Exhibits required by Form S-1, and to reflect all disclosure changes made in response to Staff comments. At that time, the Company will also request acceleration of the effectiveness of the Registration Statement to be no later than May 10, 2023.

Thank you.

Regards,

Kate McGah

Kathleen A. McGah

AVP and Senior Counsel

Delaware Life

1601 Trapelo Road, Waltham, MA 02451

Kate.McGah@delawarelife.com

781.790.8780

860.463.9723 (cell)

cc. Dodie C. Kent, Partner

Eversheds Sutherland (US) LLP